March 14, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Kathleen Collins, Accounting Branch Chief, Office of Information Technologies and Services

Re:	Symantec Corporation
Form 10-K for the Fiscal Year Ended March 30, 2018
Filed October 26, 2018
Form 10-Q for the Fiscal Period Ended December 28, 2018
Filed February 4, 2019
File No. 000-17781

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated February 21, 2019, from Ms. Kathleen Collins to Mr. Gregory S. Clark of Symantec Corporation (the “Company,” “we,” “our” and “us”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.

The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Form 10-K for the Fiscal Year Ended March 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations General, page 36

1.

We note your reference to various metrics such as average direct customer count and direct ARPU in your earnings calls. To the extent that these metrics are used by management to assess the performance of your business, please revise to include disclosure of each of these metrics in future filings or explain. In addition, we note from your risk factor disclosures that your business depends on your customers renewing their arrangements for maintenance, subscriptions, managed security services and cloud-based offerings. Please tell us what metrics are used to monitor customer renewal and retention, and include a quantified discussion of such metrics for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Symantec Corporation        350 Ellis Street,     Mountain View, CA 94043        Telephone (650) 527-8000        www.symantec.com

Securities and Exchange Commission

March 14, 2019

Response:

We respectfully advise the Staff that we regularly evaluate our disclosure of metrics that may be meaningful to our investors in understanding our business. Such an evaluation is challenging due to the number of financial and non-financial metrics we regularly monitor and the complexity of our evolving business, which has undergone several transformative acquisitions and divestitures since January 2016, and the diverse composition of our customers and contractual arrangements in each of our segments. We believe that the key metrics disclosed in our Form 10-K were the key metrics regularly used by management to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions for the period covered in our Form 10-K.

We periodically monitor various metrics, such as direct customer count and direct ARPU for significant changes, but did not consider these key metrics used to evaluate our results of operations as we worked through transitions in our business with the integration of two major acquisitions, the completion of several smaller acquisitions, and two divestitures during the three-year period ending March 30, 2018, which made comparisons to prior periods difficult and less meaningful. We acknowledge that, beginning in fiscal year 2018, we reported in our supplemental earnings materials average direct customer count and direct ARPU for our Consumer Digital Safety segment. We provided this information primarily as a convenience to analysts because direct customer counts and ARPU were previously publicly reported by LifeLock, Inc. prior to our acquisition of that company in February 2017.

Beginning in fiscal year 2019, for the first time, management had comparable year-over-year data for average direct customer count and direct ARPU to assess the performance of our Consumer Digital Safety segment direct sales, which represent approximately 90% of our Consumer Digital Safety segment revenues. This enabled us to discuss these metrics in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of each of our quarterly reports on Form 10-Q for fiscal year 2019. For example, in the Form 10-Q for the period ended December 28, 2018, we state, “Revenue per customer increased slightly, whereas customer count decreased slightly.” While we believe such qualitative information in our MD&A provided required material information to our investors, we believe our investors would benefit from additional quantitative information in our periodic reports. As such, in our MD&A section in future filings, we will separately disclose average direct customer count and direct ARPU for our Consumer Digital Safety segment and their impact to our results of operations for that segment if material to understanding those results.

Symantec Corporation        350 Ellis Street,     Mountain View, CA 94043        Telephone (650) 527-8000        www.symantec.com

Securities and Exchange Commission

March 14, 2019

Management periodically monitors customer retention and renewal rates for significant changes in each of our segments. However, in our Enterprise Security segment, the usefulness and comparability of customer renewal and retention rates for the periods presented in our Form 10-K is limited because of the impact of the Veritas divestiture in January 2016 and the Blue Coat acquisition in August 2016, and changes to and variability in the way we sell our arrangements. Finally, we do not believe disclosure of customer retention rates in our Consumer Digital Safety segment from period to period provides meaningful information to our investors because our retention rates have been relatively consistent from month to month over the past three fiscal years. For the foregoing reasons, we respectfully submit to the Staff that we do not believe disclosure of renewal or retention rates in our periodic reports would be meaningful to our investors in understanding our business at this time. We will continue to evaluate which metrics we believe are meaningful to investors and include those that we consider to be material to understanding our business in our MD&A disclosures.

Item 9A. Disclosure Controls and Procedures, page 52

2.

We note that as part of the Audit Committee Investigation, you identified a transaction that was initially incorrectly recorded as revenue rather than deferred revenue. We also note that the Audit Committee noted relatively weak and informal processes and proposed certain recommendations to the Board. Please address the following with regard to your internal control over financial reporting and disclosure controls and procedures:

•

To the extent that you determined there were control deficiencies that lead to the incorrect accounting for the noted transaction, describe in reasonable detail the control(s) that failed and how you evaluated the severity of each identified. Refer to the guidance for evaluation of control deficiencies beginning on page 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.” Include in your analysis a description of the maximum potential amount or total number of transactions exposed to the deficiency and explain how you made that determination.

•

Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the identified transaction or any other matters, and if so, how you evaluated the severity of those deficiencies.

•	Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detecting the incorrect accounting for this transaction.

Symantec Corporation        350 Ellis Street,     Mountain View, CA 94043        Telephone (650) 527-8000        www.symantec.com

Securities and Exchange Commission

March 14, 2019

Response:

The entirety of the Company’s response to the Staff’s comment 2 is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Notes to Consolidated Financial Statements

Note 3. Acquisitions and Divestitures

Fiscal 2018 Divestitures, page 144

3.

Please tell us how you considered the guidance in ASC 205-20-45-1B in determining that the divestiture of the WSS and PKI solutions should not be classified as discontinued operations. In this regard, you stated in your June 30, 2017 Form 10-Q that you expected the financial results of your website security business will be presented as discontinued operations.

Response:

In evaluating whether the divestiture of the WSS and PKI solutions (the “Divestiture”) met the criteria of “a strategic shift that has (or will have) a major effect on an entity’s operations and financial results” in accordance with ASC 205-20-45-1B, as of the date of the Divestiture, we considered how management organized, analyzed and managed operations internally, how we identified our operating and reportable segments, and how we disclosed the nature of our business and operations in our financial statements, press releases, analyst presentations and other supplemental information provided to investors.

As of the date of the Divestiture, the related revenues and expenses were included in our Enterprise Security segment. Our integrated cyber defense strategy for the Enterprise Security segment did not change in anticipation of or as a result of the Divestiture. Additionally, prior to the Divestiture, we did not discuss operating results for WSS or PKI solutions in our financial statements, press releases, analyst presentations, or other supplemental information provided to investors. As a result of this evaluation, we determined that the Divestiture did not constitute a strategic shift that had or will have a major effect on our operations and financial results from a qualitative perspective.

From a quantitative perspective, we considered the threshold examples provided in ASC 205-20-55 with respect to strategic shifts that have or will have a major effect on a business. In our evaluation of whether the Divestiture should be reported as discontinued operations, we noted that the WSS and PKI solutions represented less than 15% of total consolidated net revenues for the year ended March 31, 2017, less than 20% of our total assets as of October 31, 2017 (the date of the Divestiture), and did not represent a major change in geographical area (e.g. Americas, EMEA, and APJ). For the year ended March 31, 2017, WSS and PKI solutions revenues were 11% of total consolidated net revenues and were forecasted to be 8% of total consolidated net revenues for the year ended March 30, 2018. At the time of Divestiture, WSS and PKI solutions represented approximately 5% of total assets. As a result of this evaluation, we determined that the Divestiture did not constitute a strategic shift that had or will have a major effect on our operations and financial results from a quantitative perspective.

Based on the factors identified above, we concluded the Divestiture should not be classified as discontinued operations in accordance with ASC 205-20.

Symantec Corporation        350 Ellis Street,     Mountain View, CA 94043        Telephone (650) 527-8000        www.symantec.com

Securities and Exchange Commission

March 14, 2019

Form 10-Q for the Fiscal Period Ended December 28, 2018

Notes to Condensed Consolidated Financial Statements

Note 3. Revenues, page 10

4.

We note that product and services transferred at a point in time comprised approximately 11% of total revenue. Please provide us with a breakdown of your point in time revenue between product and services and clarify for us what services are transferred at a point in time. Also, please revise to separately present revenue and the related costs of revenue from product and services revenue on the face of your income statement, as necessary. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response:

Our products and services transferred at a point in time include hardware and both perpetual software licenses and a portion of term-based software license subscriptions that are both capable of being distinct and distinct within the context of the contract in accordance with ASC 606-10-25-19.

We consider hardware and perpetual software license revenues to be revenues from tangible products, and consider term-based software license subscriptions, support and maintenance, cloud-based offerings, identity and information protection services, and professional services revenues to be revenues from services. In the nine months ended December 28, 2018, the Company recognized 11% of revenue from products and services transferred at a point in time. Of the 11% of revenue recognized, 8 percentage points were recognized from tangible products and 3 percentage points were recognized from services.

Our tangible product revenue did not meet the 10% threshold under Rule 5-03(b)(1) and (2) for any period presented in our Form 10-Q for the period ended December 28, 2018 or historically for any of the three years ended March 30, 2018 and thus, we believe that it was appropriate to present revenue as a single line item on the face of our income statement in our prior periodic reports. We regularly evaluate compliance with this disclosure requirement and will in future filings disaggregate net revenue on the face of our income statement as required should revenues from tangible products (or any other category) exceed 10% of total consolidated net revenues.

Symantec Corporation        350 Ellis Street,     Mountain View, CA 94043        Telephone (650) 527-8000        www.symantec.com

Securities and Exchange Commission

March 14, 2019

5.	Please tell us and revise to disclose the typical contract terms or performance periods, as well as the typical payment terms, for each of your material revenue streams.

Response:

Our Enterprise Security arrangements can include various combinations of licenses, cloud services, hardware, support and maintenances, and professional services, which are sold directly to end-users or through a multi-tiered distribution channel. Performance periods generally range from one to three years, and payment terms are generally between thirty and sixty days. Contracts generally do not contain significant financing components or variable consideration.

Additionally, the significant majority of our Consumer Digital Safety arrangements consist of products and services sold directly to end-users, with performance periods of generally one year or less, and payments that are generally collected up front. Contracts generally do not contain significant financing components or variable consideration.

In light of the Staff’s comment, we plan to include in future filings descriptions of the typical contract terms and payment terms for our Enterprise Security and Consumer Digital Safety revenue arrangements.

Performance Obligations, page 10

6.

Please tell us which products and services are included in your “license with interrelated deliverables” that are transferred over time, and whether these are perpetual or term licenses. Also, tell us the promises and performance obligations in these arrangements such as license, support, updates, etc., including any material rights, and clarify when and over what period of time revenue is recognized for each performance obligation. To the extent there are no material rights in these arrangements, please explain how you made such determination. Lastly, tell us the amount of revenue recognized from this revenue stream for each period presented and expand your disclosures if material.

Response:

We include Norton security and certain Enterprise Security solutions, primarily endpoint security, within “license with interrelated deliverables” that are transferred over time. These arrangements are typically sold as term-based license subscriptions. However, certain of these products are sold infrequently as perpetual licenses (approximately 0.5% of total consolidated net revenues for both the three and nine months ended December 28, 2018 related to perpetual licenses of these products).

Symantec Corporation        350 Ellis Street,     Mountain View, CA 94043        Telephone (650) 527-8000        www.symantec.com

Securities and Exchange Commission

March 14, 2019

Additionally, the promises included in “license with interrelated deliverables” arrangements typically consist of the license as well as related support and maintenance. Support and maintenance includes unspecified, when-and-if available software updates and upgrades.

In order to determine the performance obligations included in these arrangements, we considered the guidance in ASC 606-10-25-19.b and 606-10-25-21 as well as 606-10-55-140D through F (Example 10 Case C) and determined that our promises to transfer the software license and the related support and maintenance are not separately identifiable because:

•

the licensed software and the software updates and upgrades included in the support and maintenance are highly interdependent and highly interrelated, working together to deliver continuously updated protection to customers;

•	by identifying and addressing new threats, the software updates and upgrades significantly modify the licensed software and are integral to maintaining its utility; and

•	given the rapid pace with which new threats are identified, the value of the licensed software diminishes rapidly without the software updates and upgrades.

Based on the determination above, we considered the software license and related support and maintenance for these software arrangements, in effect, inputs to a single, combined performance obligation with revenue recognized over time.

Although perpetual license sales for these products are infrequent and quantitatively immaterial as noted above, these arrangements typically include maintenance renewal options that result in a material right related to the licensed software as the customer does not provide us any consideration for the perpetual license in the maintenance renewal periods (i.e. consideration for the perpetual license is only included in the initial contract). Therefore, we considered the material right in these perpetual license arrangements to be a separate performance obligation.

Because the additional goods and services included in the renewal options are similar to those provided in the initial contract and the renewal options’ terms and conditions for the related goods and services are the same as those in the initial contract, we chose to apply the practical alternative from ASC 606-10-55-45 to allocate consideration to the optional goods and services in these perpetual license arrangements. This alternative required us to estimate a hypothetical transaction price based on the goods or services expected to be provided, which necessitated establishing an estimate of the period over which a customer will renew one of these perpetual license arrangements. We determined that our best estimate of the period over which a customer will renew one of these perpetual license arrangements is three years from the start of the initial contract. We allocate the transaction price between (1) the combined license and support and maintenance performance obligation and (2) the material right related to the expected contract renewals based on the hypothetical transaction price, and recognize revenue for the performance obligations over the estimated three year renewal period. For term-based license subscriptions, we recognize revenue over the contractual term, which generally ranges between one and three years.

Symantec Corporation        350 Ellis Street,     Mountain View, CA 94043        Telephone (650) 527-8000        www.symantec.com

Securities and Exchange Commission

March 14, 2019

Revenue recognized from “license with interrelated deliverables” that are transferred over time, which includes both term-based license subscriptions and perpetual licenses described above, was approximately 56% and 57%, respectively, of total consolidated net revenues for both the three and nine months ended December 28, 2018.

Although the amount of revenue recognized from these “license with interrelated deliverables” that are transferred over time is material on a quantitative basis, we respectfully advise the Staff that we believe that it is unnecessary to expand our disclosures further, as we disclose in Notes 3 and 15 the timing of when our performance obligations are satisfied, as well as revenue by category disaggregated based on the timing of the transfer of goods or services, the type of good or service, and the geographical region. In our view, additional disclosure would not meaningfully improve an investor’s understanding of our financial statements or the nature, amount, timing and uncertainty of revenue and cash flows arising from our customer contracts in accordance with the disclosure objective in ASC 606-10-50-1 through 606-10-50-3.

Contract Liabilities, page 12

7.

Please clarify whether customer deposit liabilities are included in your remaining performance obligation table and if so, explain how you determined that such consideration received or due from customers should be considered unsatisfied performance obligations. Also, tell us and separately disclose the amount of deferred revenue and customer liabilities included in your long-term contract liabilities for all periods presented.

Response:

We include customer deposit liabilities in the remaining performance obligation table. Customer deposit liabilities are related to arrangements in our Consumer Digital Safety segment for which we have been paid in advance, but that include terms that allow the end user to terminate the contract and receive a pro-rata refund for a period of time. Although the end user may terminate the contract in these arrangements, we believe we are obligated to continue to provide services until such cancellation occurs and therefore we include customer deposit liabilities in our remaining performance obligation table.

There are no customer deposit liabilities included in long-term contract liabilities, as the entire balance of customer deposit liabilities is short-term in nature.

Symantec Corporation        350 Ellis Street,     Mountain View, CA 94043        Telephone (650) 527-8000        www.symantec.com

Securities and Exchange Commission

March 14, 2019

Please direct any comments or questions regarding this filing to me at 650-527-6610.

Very truly yours,

/s/ Nicholas R. Noviello
Nicholas R. Noviello Executive Vice President and Chief Financial Officer Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
Gregory S. Clark, Chief Executive Officer
Scott C. Taylor, Executive Vice President, General Counsel and Secretary
Jana Barsten, Partner, KPMG LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP

Exhibit: Attachment A (provided under separate cover)

Symantec Corporation        350 Ellis Street,     Mountain View, CA 94043        Telephone (650) 527-8000        www.symantec.com

Securities and Exchange Commission

March 14, 2019

Attachment A

Symantec Corporation        350 Ellis Street,     Mountain View, CA 94043        Telephone (650) 527-8000        www.symantec.com